UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one)  [ ] Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form  10-QSB
             [ ] Form N-SAR

For Period Ended: November 30, 2002
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Part I - Registrant Information
         UMDN, Inc.
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Full Name of Registrant
         N/A
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Former Name if Applicable
         217 Ashland Avenue
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Address of Principal Executive Office (Street and Number)
         Santa Monica, California 90405
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City, State and Zip Code
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PART II - RULES 12B-25(B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)[X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.
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PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Company has been unable to obtain and deliver all of the documents required by its independent accountants to audit the fiscal year-end financials. Accordingly, the Company is unable to obtain and deliver the documents required by its independent accountants to complete the financial statement review for the quarter ended November 30, 2002. The Company believes that these documents will be obtained, the review will be completed and the quarterly report will be filed on or before the 5th calendar day following the prescribed due date.
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


PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Christopher P. O'Connell            (213)                     683-6678
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(Name)                                (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |_|Yes |X|No

10-KSB (Special Report under Rule 15(d)(2))
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(3) Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|_| Yes |X| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                   UMDN, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  January 14, 2003

By: /s/Kent Keith
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       Kent Keith, President

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ATTENTION  International  misstatements or omissions of fact constitute  Federal
Criminal Violations (See 18 U.S.C. 1001).
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
Securities and Exchange Commission
Department of Corporate Finance
Washington, D.C. 20545




We confirm the representations made by the Registrant in Part III of this Form 12b-25, insofar as they relate to accounting and auditing matters.






GUMBINER, SAVETT, FINKEL, FINGLESON & ROSE, INC.


January 14, 2003
Santa Monica, California